Exhibit 99.1

September 4, 2013

The Board of Directors

China Hydroelectric Corporation

2105A, Ping’an International Financial Center,

No. 3 South Xinyuan Street

Chaoyang District, Beijing, 100027

People’s Republic of China

Dear Sirs / Madam:

NewQuest Capital Partners, through its affiliated entity, CPI Ballpark Investments Ltd. (“CPI Ballpark”), and on behalf of its affiliates and the funds managed by it (together, “NewQuest”), are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of China Hydroelectric Corporation (the “Company”) not already owned by CPI Ballpark in a going private transaction (the “Acquisition”) as described below. Currently, NewQuest beneficially owns 80,777,569 ordinary shares of the Company, which include 3,371,502 American Depositary Shares of the Company (“ADSs,” with each ADS representing three ordinary shares of the Company) and 70,663,063 ordinary shares of the Company, representing 49.83% of the total outstanding ordinary shares of the Company based on the total number of outstanding ordinary shares as of June 30, 2013 (as reported by the Company on Form 6-K dated August 15, 2013).

We believe that our proposal of US$2.97 in cash per ADS, or US$0.99 in cash per ordinary share of the Company, provides a very attractive opportunity to the Company’s shareholders to realize superior value, and we are confident that we can successfully close the Acquisition as outlined below.

Our proposal represents a premium of 33.2% over the closing price of the ADSs on September 3, 2013 and a premium of 35.8% over the volume-weighted average closing price of the ADSs during the last 30 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below:

1. Sponsor. NewQuest will be the sole sponsor for the Acquisition. In addition to 80,777,569 ordinary shares of the Company beneficially owned by NewQuest, NewQuest also has the option to acquire (i) 6,959,893 ordinary shares of the Company pursuant to an option agreement between CPI Ballpark and Vicis Capital Master Fund, and (ii) 10,004,157 ordinary shares of the Company pursuant to a warrant issued by the Company. Please refer to our Schedule 13D for the terms of our options and warrant.

2. Purchase Price. The consideration payable in the Acquisition will be US$2.97 in cash for each ADS and US$0.99 in cash per ordinary share of the Company, in each case other than the ADSs or ordinary shares held by CPI Ballpark or that may be rolled over by other shareholders in connection with the Acquisition.

3. Closing Certainty and Funding. Given our shareholding and familiarity with the Company, we believe that we are able to offer a high degree of closing certainty and that we are well positioned to negotiate and complete the Acquisition on an expedited basis. We intend to finance the Acquisition with a combination of capital from our fund and additional financing to be finalized with our financing partners. We expect definitive commitments for any additional financing to be in place when the Definitive Agreements (as defined below) are signed.

4. Due Diligence. As an existing shareholder, we believe that we will be in a position to complete our due diligence for the Acquisition on an expedited basis and in parallel with the parties’ negotiation of the Definitive Agreements.

5. Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”). The Definitive Agreements will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type.

6. Process. We believe it is prudent and in the best interests of the Company for the Company’s Board of Directors to establish a special committee of independent directors to consider the Acquisition.

In considering our offer, you should be aware that we are interested only in acquiring the outstanding ordinary shares of the Company that CPI Ballpark does not already beneficially own and which are not expected to be rolled over in connection with the Acquisition, and that we do not currently have any intention to sell our stake in the Company to a third party.

7. About NewQuest. NewQuest was established in 2011 from the spin out of Bank of America Merrill Lynch’s Asian Private Equity team. NewQuest has extensive experience in sourcing, executing, managing, and divesting private equity and special situation stakes across Asia. NewQuest, through CPI Ballpark, has been a key shareholder of the Company since January 2008, and we believe we are in a unique position to offer superior value to the Company’s shareholders.

8. Advisor. NewQuest has engaged Weil, Gotshal & Manages LLP as its legal counsel in connection with the Acquisition.

9. Public Disclosure. This letter will be promptly filed and disclosed to the public in accordance with applicable securities regulations.

10. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute an offer capable of acceptance or any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided therein.

We are very excited about the Acquisition and hope that you are interested in proceeding in a manner consistent with our proposal. We believe that we are uniquely positioned to provide a compelling opportunity for the shareholders of the Company on a highly expedited timeframe. Should you have any questions concerning this letter, please feel free to contact us at any time.

We look forward to hearing from you.

Very truly yours,

CPI Ballpark Investments Ltd.

/s/ Georges A Robert
Name: Georges A Robert Title: Director